Mail Stop 4-6
								February 10, 2005

Via facsimile:  212-704-6157

Andrew Brown
Chairman of the Board
President and Chief Executive Officer
Ramp Corporation
33 Maiden Lane, 5th Floor
New York, NY 10038

	Re:    	Ramp Corporation
		Preliminary Proxy Statement
		Filed on February 1, 2004
		File No. 0-15805

Dear Mr. Brown:

   We have limited review of your above-referenced filing to the disclosure concerning the equity line transaction, the dilutive effect of the transaction on shareholders and the 2005 Stock Incentive Plan and have the following comments. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Proposals 1 - 4:  Private Placement Transactions and Equity Line
Financing
1. Please quantify the potential dilutive effect on stockholders of each of the private placement transactions and the equity line transaction individually, as well as in the aggregate. The disclosure is overly vague in stating that the transactions had or will have a "significant" dilutive effect on stockholders, that their aggregate percentage ownership "declined significantly," and that stockholders owned a "smaller percentage interest" in the company as a result.
2. Please provide a sensitivity analysis showing the extent of the potential dilution and the impact of changing market prices on that dilution by stating the number of shares you would be required to issue under the arrangements for which you are seeking shareholder approval. The sensitivity table should show the relationship between the number of shares issuable based on varying market price declines from prices at the time of your next amendment (e.g., 25%, 50%, and
75%).

Proposal 3: Convertible Debentures, Common Stock Purchase Warrants and Additional Investment Rights
3. Tell us whether there are any restrictions on short sales by persons receiving shares under these arrangements. If not, disclose and discuss the potential adverse effects of short selling by the shareholders and how holders of those market-sensitive securities could potentially benefit from short sales and declines in market prices. To the extent that you describe any other convertible securities based on fluctuating market prices, similar disclosure should be provided.

Proposal 4:  Sale and Issuance of Common Stock in Connection with the
January 2005 Equity Line Financing of up to $25,000,000
4. We note that you concurrently entered into an equity line agreement and a securities purchase agreement for 8% convertible debentures that has a conversion rate based in part on fluctuating market prices and those arrangements are both with Harborview Master
Fund.  It is the staff`s position that such a financing
transaction
would not constitute a completed private placement with respect to the shares being offered as an indirect primary under the equity line through Harborview Master Fund. An investor must be irrevocably bound to purchase all shares of common stock underlying an equity line for the equity line to constitute a viable financing arrangement. Because the investor under the equity line also holds convertible securities that have a fluctuating conversion price, the
investor can, through conversion and sales into the market, affect the terms on which it will purchase the shares underlying the equity line. Please revise throughout to inform stockholders about the foregoing impediments to your use of the equity line as a means to obtain capital. It appears inappropriate to suggest that this arrangement affords you with a viable means to obtain capital. Proposal 5: Replenish Shares under the 2005 Stock Incentive Plan
5. You state that have entered into restricted stock agreements to issue restricted shares to "certain of our current executive officers, employees and consultants. . . ."  It appears therefore that you have current plans, commitments or arrangements to issue stock awards under the Incentive Plan. Please provide the information required under the new plan benefits table and all other applicable information required by Item 10 of Schedule 14A.
Please
see SEC Release 34-45189.

	Except for matters identified above, we have not and do not intend to conduct any review of the proxy statement. In view of our limited review, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
   Please address any questions regarding the comments to Maryse Mills-Apenteng at (202) 942-1861. If you require further assistance you should contact me at (202) 942-1818 or Barbara C. Jacobs, Assistant Director, at (202) 942-1800.

							Sincerely,



							Mark P. Shuman
							Branch Chief - Legal

cc:	Martin Eric Weisberg, Esq.
	Jenkens & Gilchrist Parker Chapin LLP
	The Chrysler Building
	405 Lexington Avenue
	New York, New York 10174